                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                   Under the Securities Exchange Act of 1934

                          For the month of May, 2000

                                 OpenTV Corp.

                (Translation of registrant's name into English)

                                Abbot Building
                                 Mount Street
                                    Tortola
                                   Road Town
                            BRITISH VIRGIN ISLANDS

                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F  "X"                               Form 40-F   "   "
                        ---                                            ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  "  "                                          No  "X"
                        --                                               ---
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                On May 15, we filed a Registration Statement on Form F-4 in connection with our proposed merger with Spyglass, Inc. That Registration Statement is included as an exhibit to this filing.


                                  SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                             OpenTV Corp.
                                                    ---------------------------
                                                             (Registrant)

Date:  May 25, 2000                                 By  /s/ James F. Brown
                                                        -----------------------
                                                             (Signature)

                                                            James F. Brown
                                                            General Counsel and
                                                            Secretary
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                                 EXHIBIT LIST

                                                                        Sequential
Exhibit         Description                                             Page Number
-------         -----------                                             -----------
+99.1           Amendment No.1 to the OpenTV Corp. Registration
                Statement on Form F-4 (File No.: 333-37018) as filed
                with the Securities and Exchange Commission on May 15, 2000.

++99.2 Spyglass, Inc. Annual Report on Form 10-K for the year ended September 30, 1999 as filed with the Securities and Exchange Commission on December 20,
                1999.

99.3            Consent of Ernst & Young LLP, Independent Auditors.

----------------
+ Incorporated by reference to Amendment No. 1 to the OpenTV Corp. Registration Statement on Form F-4 (File No.: 333-37018) as filed with the Securities and Exchange Commission on May 15, 2000.

++ Incorporated by reference to the Spyglass, Inc. Annual Report on Form 10-K for the year ended September 30, 1999 as filed with the Securities and Exchange Commission on December 20, 1999.